REGI U.S., Inc.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

October 7, 2008

David Burton, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	REGI U.S., Inc. (“REGI”)
Response to Comment Letter on Item 4.01 Form 8-K filed October 1, 2008
File No. 0-23920

Dear Mr. Burton:

This letter responds to your letter dated October 2, 2008, commenting on REGI’s disclosures with respect to the change of our auditor contained in our Form 8-K filed October 1, 2008 (“Form 8-K”). The item numbers in this response correspond to the numbered comments in your letter of October 2, 2008.

Form 8-K dated September 30, 2008

Item 4.01. Changes in Registrant’s Certifying Accountant

1.

We have amended our Form 8-K to include the clarification that during our two most recent fiscal years and the subsequent interim period through September 25, 2008 before our former auditor was dismissed, we did not have any disagreements with our former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

2.

In order to comply with the SEC’s comments, we have obtained and filed with our Form 8-K/A an updated Exhibit 16 letter from our former accountant stating that our former accountant agrees with our Item 304 disclosures as contained in our Form 8- K/A.

We have filed our Form 8-K/A on EDGAR on October 6, 2008, and filed this cover letter on EDGAR as of even date.

In connection with our response to your comments, we provide the following statement from the Company acknowledging the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

David Burton
Staff Accountant
October 7, 2008

(b)	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

REGI U.S., Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc: John Robertson, President, REGI U.S., Inc.